Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

August 7, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 4, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F filed on May 1, 2023

Item 3. Key Information, page 6

1.	We note your response to prior comment 2. We reissue in part. Please also include this disclosure earlier on in the Item 3. Key Information, before section B.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information, before section B of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

August 7, 2023

Risks Relating to Doing Business in Hong Kong

We face various legal and operational risks and uncertainties relating to our operations in Hong Kong. As we presently do not have any business operations in mainland China, either directly or through Variable Interest Entity (VIE) arrangements, we consider that the current laws and regulations of the PRC applicable in mainland China have no material impact on our business, financial condition or results of operations. However, since Hong Kong and Macau are special administrative regions of China, the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Recent PRC governmental statements and regulatory developments, such as those relating to VIEs, data and cyberspace security, and anti-monopoly concerns, could potentially be applicable to us and our subsidiaries, such as Prenetics or Prenetics HK, given our operations in Hong Kong. This is compounded by the considerable oversight authority the Chinese government holds over business conduct in Hong Kong. Should the PRC government seek to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, ability to accept foreign investments and our ability to offer or continue to offer securities to investors in the U.S. or to list on a U.S. or other international securities exchange, any of which may cause the value of our securities to significantly decline or become worthless. For example, if the recent PRC regulatory actions on data and cyberspace security were to apply to us, including our operations in Hong Kong or Macau, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing or continued listing on a U.S. or a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. Regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may also impact our ability to conduct our business, accept foreign investments, or continue to be listed or list on a U.S. or foreign stock exchange.

2.

We note your response to prior comment 11 and the disclosure added to the Part I. Item 3.D. Risk Factors, which includes a risk factor as well as a summary risk factor. We reissue in part. Please include a separate Enforceability of Civil Liabilities section in Item 3. Key Information, before section B, regarding the ability to impose liability on the company and your officers and directors located in Hong Kong and outside of the United States consistent with your risk factor disclosure.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information, before section B of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

August 7, 2023

Enforceability of Civil Liabilities

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations outside of the United States, and a majority of our directors and executive officers reside, outside of the United States.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Jonathan Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Bayern Chui, Partner, KPMG